UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VERISIGN, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92343E102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

William A. Roper, Jr.

President and Chief Executive Officer

VeriSign, Inc.

487 East Middlefield Road

Mountain View, California 94043

(650) 961-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Richard H. Goshorn Senior Vice President, General Counsel VeriSign, Inc. 487 East Middlefield Road Mountain View, California 94043 (650) 961-7500	Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 335-7160

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$29,763,814.36	$913.75
*	Calculated solely for purposes of determining the filing fee. The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 2,134,881 shares of common stock of VeriSign, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Amend or Replace Eligible Options, dated July 27, 2007 (the “Offer to Amend or Replace”), attached hereto as Exhibit 99.(a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is VeriSign, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 487 E. Middlefield Road, Mountain View, California 94043; and its telephone number is (650) 961-7500. The information set forth in the Offer to Amend or Replace under Section 11 (“Information Concerning VeriSign”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend or replace outstanding “Eligible Options” (as defined in the Offer to Amend or Replace attached hereto as Exhibit 99.(a)(1)(A)) held by current employees of the Company subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Internal Revenue Code Section 409A (“Section 409A”). Each eligible participant may elect to amend his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $0.001 per share, purchasable thereunder and become eligible to receive a special Cash Bonus (as defined in the Offer to Amend or Replace) from the Company, all upon the terms and subject to the conditions set forth in the Offer to Amend or Replace and the related Election Form attached hereto as Exhibit 99.(a)(1)(E) and (P) (the “Election Form”) and the Stock Option Amendment and Bonus Agreement attached hereto as Exhibit 99.(a)(1)(L) (the “Amendment Agreement” and, together with the Offer to Amend or Replace and the Election Form, as they may each be amended or supplemented from time to time, the “Offer”). Alternatively, certain tendered Eligible Options may, in lieu of such amendment, be canceled and replaced with new options under the Company’s 2006 Equity Incentive Plan that will have exactly the same terms as the canceled options but will have a new grant date and avoid adverse tax consequences under Section 409A. The Offer is currently set to expire at 11:59 p.m. Pacific Time on August 23, 2007 but may be extended (the “Expiration Date”). As of July 27, 2007, Eligible Options to purchase 2,567,997 shares of the Company’s common stock were outstanding.

The information set forth in the Offer to Amend or Replace on the introductory pages and under “The Offer,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend or Replace (“Information Concerning the Directors and Executive Officers of VeriSign, Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Amend or Replace on the introductory pages and under “The Offer,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”), Section 7 (“Conditions of this Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”), Section 10 (“Amended Options and New Options Will Not Differ From Eligible Options”), Section 13 (“Status of Options Accepted by us in this Offer; Accounting Consequences of this Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of this Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(e) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The VeriSign, Inc. 1998 Equity Incentive Plan and the VeriSign, Inc. 2001 Stock Incentive Plan, pursuant to which the Eligible Options have been granted are attached hereto as Exhibits 99.(d)(1)(A) and (C), respectively, and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 13 (“Status of Options Accepted by VeriSign in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 1(“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in this Offer to Amend or Replace under “The Offer,” Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 11 (“Information Concerning VeriSign”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 is incorporated herein by reference. Item 1 (“Financial Statements (Unaudited)”) of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007 is incorporated herein by reference.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Amend or Replace under “The Offer,” Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VERISIGN, INC.

By:	/s/ Richard H. Goshorn
Richard H. Goshorn Senior Vice President, General Counsel

Date: July 27, 2007

INDEX OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Amend or Replace, dated July 27, 2007.

99.(a)(1)(B)	Email Announcement of Offer to Amend or Replace, dated July 27, 2007.

99.(a)(1)(C)	Screenshot of Login Page to Offer website at https://vrsn.equitybenefits.com.

99.(a)(1)(D)	Screenshots of Welcome Page to Offer website at https:// vrsn.equitybenefits.com.

99.(a)(1)(E)	Screenshots of Electronic Election Form.

99.(a)(1)(F)	Screenshot of Election Amendment Review.

99.(a)(1)(G)	Screenshots of Agreement to Terms of Election.

99.(a)(1)(H)	Screenshots of Print Confirmation.

99.(a)(1)(I)	E-mail of Election Confirmation Statement.

99.(a)(1)(J)	[Reserved]

99.(a)(1)(K)	Instructions to Electronic Election Form.

99.(a)(1)(L)	Form of Stock Option Amendment and Bonus Agreement.

99.(a)(1)(M)	Form of Acknowledgement of Receipt of Withdrawal Form.

99.(a)(1)(N)	Form of Withdrawal Form (to withdraw via facsimile or mail).

99.(a)(1)(O)	Form of E-mail Reminder of Expiration Date.

99.(a)(1)(P)	Form of Election Form (to submit via facsimile).

99.(a)(1)(Q)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Pay Cash Bonus.

99.(a)(1)(R)	Form of E-mail to Individuals Choosing not to Tender Eligible Options.

99.(a)(1)(S)	Material Income Tax Consequences for Eligible Optionees Resident Outside the United States.

99.(a)(1)(T)	VeriSign, Inc. Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2007 is incorporated herein by reference.

99.(a)(1)(U)	VeriSign, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the SEC on July 16, 2007, is incorporated herein by reference.

99.(a)(1)(V)	PowerPoint Employee Presentation Materials, dated July 27, 2007.

99.(b)	Not applicable.

99.(d)(1)(A)	VeriSign, Inc. 1998 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.04 to Form 10-K, filed with the SEC on March 16, 2005.

99.(d)(1)(B)	VeriSign, Inc. 1998 Equity Incentive Plan Form of Stock Option Agreement is incorporated herein by reference from Exhibit 10.09 to Form S-1/A, filed with the SEC on January 1, 1998.

99.(d)(1)(C)	VeriSign, Inc. 2001 Stock Incentive Plan, is incorporated herein by reference from Exhibit 10.08 to Form 10-K, filed with the SEC on March 31, 2003.

99.(d)(1)(D)	VeriSign, Inc. 2001 Stock Incentive Plan Form of Stock Option Agreement is incorporated herein by reference from Exhibit 4.05 to Form S-8, filed with the SEC on September 21, 2001.

99.(g)	Not applicable.

99.(h)	Not applicable.